DIAMOND INTERNATIONAL GROUP, INC.
                                 405 Park Avenue
                            New York, New York 10022
                                 (212) 888-6680

                        --------------------------------

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER

                        --------------------------------

                                     GENERAL

                     NO VOTE OR OTHER ACTION IS REQUIRED IN
                   CONNECTION WITH THIS INFORMATION STATEMENT.


This Information Statement is being mailed commencing on or about November 13, 2003, by Diamond International Group, Inc. (the "Company") to holders of record of the Company's common stock, $0.001 par value per share (the "Common Stock"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors (the "Board"). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

                          CHANGE IN CONTROL TRANSACTION

On October 31, 2003, the Company executed a share exchange agreement (the "Exchange Agreement") by and among the Company and all of the shareholders of Organetix, Inc., a Delaware corporation ("Organetix"). Under the terms of the Exchange Agreement the shareholders of Organetix agreed to transfer all of the issued and outstanding shares of common stock of Organetix to the Company in exchange for an aggregrate of 64,000,000 restricted shares of common stock of the Company (the "Exchange Transaction"). Under the terms of the Exchange Agreement the Company has agreed to appoint one Organetix designee to the Board of Directors of the Company and to cause the resignation of the current director of the company.

Pursuant to the Exchange Agreement, Organetix will contribute its business operations to the Company in exchange for 90% of the outstanding common stock of the Company. Organetix is a biotechnology company that has the exclusive worldwide option to acquire the formula and license for a proprietary medical discovery relating to the liver The Company is currently a development stage company with no revenues.

                        VOTING SECURITIES OF THE COMPANY

As of October 31, 2003 the Company's voting securities consisted of 7,472,056 issued and outstanding share of Common Stock. $0.001 par value. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders of the Company. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Common Stock as of October 31, 2003, with respect to: (1) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (2) each of the Company's directors, (3) each of the Company's Executive Officers and (4) all directors and officers as a group. Except as noted, each person set forth below has sole voting and investment control over the shares reported.


Name                       Number of Total Shares               % of Shareholder
----                       ----------------------               ----------------

Sylvio Martini                          4,442,481                         59.45%
1300 Collins Avenue
Suite 504
Miami Beach, Florida 33139

All Directors & Officers                4,442,481                         59.45%
as a group

DIRECTORS AND EXECUTIVE OFFICERS
CURRENT DIRECTOR

The director and officer of the Company, as of October 31, 2003, is listed below. The directors hold office for their respective term and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name                   Age              Positions and Offices Held
----                   ---              --------------------------
Sylvio Martini         28               President, CEO, CFO
                                        and Director

Sylvio Martini has been the President, Chief Executive Officer, Chief Financial Officer and Director of the Company since October 22, 2003. Prior to such time he was employed by Startcall.com, Inc. where he was is in charge of the Internet application development, web design, and programming for the company. M r Martini has over 5 years experience in the Internet consulting industry and development of e-commerce Web sites. He was employed with Quad International, Inc. February 1997, - December 1999. His responsibilities were web design, project coordinator, and marketing of online store . Responsible for maintenance and upgrades of a membership website with over 15,000 members. He received his Bachelor of Computer Science from the University of Sao Paulo in Brazil.

DIRECTOR TERMS OF OFFICE

In accordance with the terms of the Company's certificate of incorporation, the directors hold office for the term for which they are elected and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

DIRECTOR COMPENSATION

The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

MEETINGS AND COMMITTEES OF THE BOARD

The Board held no meetings during the Company's fiscal year ended December 31, 2002 ("Fiscal Year 2002").

DESIGNEES TO SERVE ON THE BOARD

Pursuant to the terms of the Exchange Agreement, the individual listed below has been designated to serve on the board of the Company following the Exchange Transaction, by virtue of having been designated by Organetix (the "Designee"). Set forth below is certain information with respect to the Designee based on information supplied to the Company by the Designee, including their names, principal occupations for the past five years, and their directorships with other corporations. The Company assumes no responsibility for the accuracy or completeness of such information.

L.B. (BRAD CLARKE)

Brad Clarke has over 28 years of business experience. For twenty-three (23) of these years he has been providing management consulting in Canada and internationally, in the United States, Barbados, Peru, China, and India. His experience ranges from being on project management teams of mega projects to being the president of a successful accounting and management consulting practice.

Mr. Clarke has assisted numerous firms and individuals in managing their affairs through both the good and the bad times. His domestic and international experience, industry contacts, finance, negotiating and management skills have been proven by meeting and accomplishing the short and long-term goals of clients. Mr. Clarke specializes in project management, accounting; joint venture and internal auditing; personnel; production, revenue, and royalty consulting; software systems; management consulting, joint venture management of operated & non-operated properties and project construction.

Some major clients include Marathon Oil Company, Conoco Oil Corporation, Total Petroleum Ltd., Goldman Sachs (J. Aron Resources Ltd.), Signalta Resources Ltd., Shell Canada, Harvard International Group, and Imperial Oil Ltd. (Exxon). As a consultant, he has developed an extensive list of contacts through his many years of helping clients with management of all aspects of their business. His experience in making appropriate recommendations and decisions is demonstrated through the success of his consulting practice.

Mr. Clarke has also been directly involved in the complementary and integrated medicine industry for the past 11 years. He is a devoted student of Qi Gong, Traditional Chinese Medicine and herbology. He is also currently the Director and head instructor of Qi Gong at the Calgary Qi Gong Centre. One of his key areas of focus is teaching and informing children through to the elderly of simple self help, preventative medicine practices and therapies that can significantly reduce anger, negative stress and improve their immune system and foster happiness.

Mr. Clarke also teaches Joint Venture Agreements, Accounting and Auditing courses that he authored and which are sponsored by the PJVA and CAPPA through SAIT, Mount Royal College and private seminars. He was a director and treasurer of the Petroleum Joint Venture Association (PJVA) for three years. He has spoken at two Insight Conferences and has chaired one other Insight Conference.

Mr. Clarke is President of a company that established harvesting, manufacturing, production and packaging of medicinal plant products from remote parts of the world.

CURRENT EXECUTIVE OFFICER

The following information sets forth the age, business experience and certain other information for each of the current executive officers of the Company:

Name                   Age              Position
Sylvio Martini         28               President, CEO, CFO
                                        and Director

Sylvio Martini has been the President, Chief Executive Officer, Chief Financial Officer and Director of the Company since October 22, 2003. Prior to such time he was employed by Startcall.com, Inc. where he was is in charge of the Internet application development, web design, and programming for the company. M r Martini has over 5 years experience in the Internet consulting industry and development of e-commerce Web sites. He was employed with Quad International, Inc. February 1997, - December 1999. His responsibilities were web design, project coordinator, and marketing of online store . Responsible for maintenance and upgrades of a membership website with over 15,000 members. He received his Bachelor of Computer Science from the University of Sao Paulo in Brazil.

DESIGNEES TO SERVE AS OFFICERS

Pursuant to the terms of the Exchange Agreement, the individual listed below has been designated to serve as the President, Chief Executive Officer and Chief Financial Officer of the Company following the Exchange Transaction, by virtue of having been designated by Organetix (the "Officer Designees"). Set forth below is certain information with respect to the Officer Designees based on information supplied to the Company by the Officer Designees. The Company assumes no responsibility for the accuracy or completeness of such information.

Name                   Age              Position
LB (Brad) Clarke       48               President, Chief Executive Officer
                                        and Chief Financial Officer

Brad Clarke has over 28 years of business experience. For twenty-three (23) of these years he has been providing management consulting in Canada and internationally, in the United States, Barbados, Peru, China, and India. His experience ranges from being on project management teams of mega projects to being the president of a successful accounting and management consulting practice.

Mr. Clarke has assisted numerous firms and individuals in managing their affairs through both the good and the bad times. His domestic and international experience, industry contacts, finance, negotiating and management skills have been proven by meeting and accomplishing the short and long-term goals of clients. Mr. Clarke specializes in project management, accounting; joint venture and internal auditing; personnel; production, revenue, and royalty consulting; software systems; management consulting, joint venture management of operated & non-operated properties and project construction.

Some major clients include Marathon Oil Company, Conoco Oil Corporation, Total Petroleum Ltd., Goldman Sachs (J. Aron Resources Ltd.), Signalta Resources Ltd., Shell Canada, Harvard International Group, and Imperial Oil Ltd. (Exxon). As a consultant, he has developed an extensive list of contacts through his many years of helping clients with management of all aspects of their business. His experience in making appropriate recommendations and decisions is demonstrated through the success of his consulting practice.

Mr. Clarke has also been directly involved in the complementary and integrated medicine industry for the past 11 years. He is a devoted student of Qi Gong, Traditional Chinese Medicine and herbology. He is also currently the Director and head instructor of Qi Gong at the Calgary Qi Gong Centre. One of his key areas of focus is teaching and informing children through to the elderly of simple self help, preventative medicine practices and therapies that can significantly reduce anger, negative stress and improve their immune system and foster happiness.

Mr. Clarke also teaches Joint Venture Agreements, Accounting and Auditing courses that he authored and which are sponsored by the PJVA and CAPPA through SAIT, Mount Royal College and private seminars. He was a director and treasurer of the Petroleum Joint Venture Association (PJVA) for three years. He has spoken at two Insight Conferences and has chaired one other Insight Conference.

Mr. Clarke is President of a company that established harvesting, manufacturing, production and packaging of medicinal plant products from remote parts of the world.

                             EXECUTIVE COMPENSATION

The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. Following the Exchange Transaction directors of the Company will not be entitled to any compensation.

Employment Agreements

The Company currently has no employees and no employment agreements.

Stock Option Plans

    The Company currently has no stock option plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      None.

LEGAL PROCEEDINGS

No director, nominee for director, or executive officer of the Company has appeared as a party in any legal proceeding material to an evaluation of his ability or integrity during the past five years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of
Section 16(a) forms they file.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                               DIAMOND INTERNATIONAL GROUP, INC.

                                               By: /s/ Sylvio Martini
                                               ---------------------------------
                                                       Sylvio Martini